Goldman Sachs Trust

Goldman Sachs International Equity Funds

Goldman Sachs European Equity Fund

Class A, Class B, Class C, Institutional Class and Service Class Shares

Supplement dated May 12, 2006 to the

Prospectuses dated December 29, 2005

     The Board of Trustees of the Goldman Sachs Trust (“GST”) has approved a Plan of Reorganization (the “Plan”) which contemplates the reorganization of the Goldman Sachs European Equity Fund (the “European Equity Fund”) into the Goldman Sachs International Equity Fund (the “International Equity Fund”).

     The Plan will be submitted to a vote of the shareholders of the European Equity Fund at a meeting which is expected to be held in August 2006. If the Plan is approved by shareholders, and certain other conditions are satisfied, the assets and liabilities of the European Equity Fund will be transferred to the International Equity Fund and shareholders of the European Equity Fund will become shareholders of the International Equity Fund and receive shares of the corresponding share class of the International Equity Fund as set forth below:

European Equity Fund	International Equity Fund
Class A Shares	Class A Shares
Class B Shares	Class B Shares
Class C Shares	Class C Shares
Institutional Shares	Institutional Shares
Service Shares	Service Shares

     A combined proxy statement and prospectus with respect to the proposed reorganization will be mailed to shareholders in advance of the meeting. If the Plan is approved by shareholders, it is expected that the reorganization will occur in the third quarter of 2006. The reorganization is intended to be tax-free under federal income tax laws. The reorganization may be terminated and abandoned, before or after shareholder approval, by action of the Board of Trustees.

     After the close of business on May 19, 2006, the European Equity Fund will discontinue accepting orders for the purchase of Fund shares or exchanges into the Fund from other Goldman Sachs Funds/ Portfolios; provided, however, that existing shareholders of the European Equity Fund may continue to reinvest dividends and distributions, if any. Additionally, certain employee benefit plans and certain financial institutions providing services to employee benefit plans may continue to purchase shares of the European Equity Fund, including: (i) 401(k) plans, profit sharing plans and money purchase pension plans, 403(b) plans, and 457 plans that, as of May 19, 2006, had an arrangement with Goldman, Sachs & Co. to offer shares of or provide services to the European Equity Fund; and (ii) certain financial institutions in connection with hedging services provided in support of non-qualified deferred compensation plans offering the Goldman Sachs Funds.

     Until the effective time of the reorganization, European Equity Fund shareholders may continue to redeem (sell) their shares of that Fund and exchange those shares at net asset value without imposition of an initial sales charge or a contingent deferred sales charge for shares of the same class or an equivalent class of other Goldman Sachs Funds/ Portfolios. Redemptions of Class A Shares, Class B Shares and Class C Shares by European Equity Fund shareholders between May 15, 2006 and the effective date of the reorganization will not be subject to any applicable contingent deferred sales charge. However, share redemptions (including by exchange) may be subject to a redemption fee, as set forth in the Fund’s Prospectus. Redemption and exchange orders should be submitted in the manner described in the Fund’s Prospectus under “Shareholder Guide.”

EUROPESTCK 5-12

537200